EXHIBIT 99.9

CONSENT OF EUGENE TUCKER, P.ENG.
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2022 of Equinox Gold Corp.

/s/ Eugene Tucker
____________________________
By: Eugene Tucker, P.Eng.

Dated: February 23, 2023

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